Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

[redacted]

08005787

20 October 2008

SUPPL

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.

QUARTERLY REPORT
FOR THE QUARTER ENDING 30 SEPTEMBER 2008

QUARTER SUMMARY

- Revenue for the quarter was A$15.4 million on sales of 105,480 barrels of oil.
- Cash at the end of the quarter was A$17.5 million.

Papua New Guinea

- Quarterly revenue from SE Gobe field was A$2.3 million on sales of 14,972 barrels of oil.
- Cobra -1A was suspended as a gas condensate discovery after encountering a 34 metre column in the Hedinia sandstone.

Indonesia

- Quarterly revenue from the Oyong field was A$13.1 million on sales of 90,508 barrels of oil.
- Oyong phase 2 gas development made good progress during the quarter.

New Zealand

- During the quarter various flow lines and the control umbilical were connected from the FPSO to the well head platform. The arrival of the jack up drilling rig was delayed by continuing bad weather.

Australia

- Acquisition of 350 square km of 3D seismic began in WA-389-P in the Carnarvon Basin and was completed at the end of the quarter.
- Processing of the 3660km of new 2D seismic data in Bass Basin permits T/37P and T/38P was completed during the quarter.

1. **PRODUCTION**

- **PAPUA NEW GUINEA**

PDL 3 – SE Gobe Field, PNG (5.568892% interest)
Operator: Santos
SE Gobe Unit, PNG (3.285646% interest)
Operator: Oil Search

The SE Gobe field production rate for the calendar year to the end of the quarter, averaged approximately 5,500 barrels of oil per day (Cue's share approximately 180 barrels of oil per day).

Cue's oil production revenue received during the quarter from the SE Gobe field was A$2.3 million and equated to 14,972 barrels.

Cue did not have any hedging arrangements in place during the quarter.

- **INDONESIA**

Sampang PSC – Oyong Field – Madura Strait, East Java, Indonesia (15% interest)
Operator: Santos

Oyong Field

Cue's oil production revenue received during the quarter from the Oyong field was A$13.1 million and equated to 90,508 barrels.

The average production rate for the field for the quarter was approximately 5800 barrels of oil per day.

Cue did not have any hedging arrangements in place during the quarter.

2. **DEVELOPMENT ACTIVITY**

- **INDONESIA**

Sampang PSC – Oyong Field
Madura Strait, East Java, Indonesia (15% interest)
Operator: Santos

Oyong Gas Phase
Steady progress on the gas development phase was achieved during the quarter with overall progress being approximately 28% against planned 30%. First gas production is expected in the third quarter 2009.

Wortel field

A draft Plan of Development (POD) has been completed and forwarded to the Indonesian authorities for consideration. The POD is expected to be approved by year end and front end engineering development (FEED) studies should begin early in 2009. The POD consists of a well head platform on the field, with two deviated development wells, and a pipeline to the Oyong facilities, 7 km to the east.

- **NEW ZEALAND**

PMP 38160 (Granted from December 2005, for 22 years)
PEP 38413 (Five year extension approved to 1st January 2011)
Taranaki Basin – New Zealand (5% interest)
Operator: OMV New Zealand
Maari Oil Field

Development Progress

Continuing bad weather during the quarter caused delays in hooking up flow lines and the umbilical.

All flow lines and the umbilical have now been hooked up.

Arrival of the ENSCO 107 jack up drilling rig was delayed for several weeks by poor weather conditions. Due to the weather delay, first oil is now not expected until around year end 2008 when the first oil development well is expected to be completed.

Oil production will ramp up towards the expected initial gross rate of 35,000 barrels of oil per day as the five oil development wells are progressively drilled.

3. EXPLORATION AND APPRAISAL ACTIVITIES

- **PAPUA NEW GUINEA**

PDL 3 – Papuan Basin, PNG (5.568892% interest)
Operator: Santos

No exploration activity took place during the quarter.

PPL 190 – Papuan Basin, PNG (10.947% interest)
Operator: Oil Search

During the quarter, Cobra -1A was sidetracked for a second time in order to intersect a thicker section of upper Hedinia sandstone to enable further evaluation of the interpreted hydrocarbon column. The side track encountered a substantially thicker Hedinia sandstone, however, the side track portion of the hole had to be abandoned when the drilling assembly became irretrievably stuck.

A third side track hole was drilled to a total depth of 2,836 metres in 4 ¾ inch hole.

Electric logging and wire line formation tests indicated an approximately 34 metre of hydrocarbons, but as the results continued to be inconclusive a closed hole drill stem test (DST) was conducted to determine the fluid type and reservoir quality. The DST results indicated that the Hedinia sandstone contained gas and condensate. Condensate yield and flow rates can not be derived from the closed hole DST.

The well has been suspended pending further technical analysis.

PRL -8 – Papuan Basin, PNG (10.72% interest)
Operator: Oil Search

Mapping of the infill 2D seismic over the Kimu field has indicated that the recoverable volumes of gas in the drilled fault block of the field are likely to be smaller and are interpreted on a probabilistic basis to be:

	P_{90}	P_{50}	P_{10}	Mean
Recoverable gas Bcf	107	271	715	359

These volumes are preliminary and are subject to further review.

The Retention Licence has been renewed for a further five years. G+G studies, certification of reserves, a gas market update and a review of development options are required in the renewal term. The infill seismic acquired in 2007 forms part of the renewal work.

PRL -9 – Papuan Basin, PNG (14.894% interest)
Operator: Santos

The Retention License has been renewed for a further five years. The renewal conditions require the drilling of the Barikewa -3 appraisal well.

- **INDONESIA**

Sampang PSC – Madura Strait, East Java, Indonesia (15% interest), (Jeruk interest 8.181818%)
Operator: Santos

Exploration studies continued during the quarter.

- **AUSTRALIA**

AC/RL -7 – Timor Sea (Cue interest 20%)
Operator: Coogee Resources

Preparations for the reprocessing the existing ONNIA 3D seismic data over the Cash-Maple field continued.

Carnarvon Basin
EP 363 Carnarvon Basin – Western Australia (10% participation option)
Operator: Apache Energy

No exploration activity took place during the quarter.

WA-359-P Carnarvon Basin – Western Australia (20% interest)
Operator: MEO Australia Limited

Exploration studies continued during the quarter.

WA-360-P Carnarvon Basin – Western Australia (20% interest)
Operator: MEO Australia Limited

Exploration studies continued during the quarter.

WA-361-P Carnarvon Basin – Western Australia (15% interest)
Operator: MEO Australia Limited

Exploration studies continued during the quarter.

Cue has elected to reduce its interest in the permit to 15% and as a result will not contribute to the cost of the Zeus -1 well.

MEO expects that the Songa Venus drilling vessel will begin drilling the Zeus -1 well around the end of October 2008.

WA-389-P Carnarvon Basin – Western Australia (100% interest)
Operator: Cue Energy Resources Limited

Acquisition of the 350 square km Rose 3D seismic survey began on 22 August 2008 and was completed on 30 September 2008. The survey was operated by Oilex Ltd, the operator of the adjacent permit WA-388-P, and extended across the boundary of both permits. Oilex will also manage the processing of the data.
An additional 117 km of 2D seismic data was acquired at the end of the survey over adjacent leads in WA-389-P.

Significant cost savings will be made as a result of jointly acquiring and processing the 3D seismic data.

WA-409-P – Western Australia (50% interest)
Operator: Cue Energy Resources Limited

Detailed exploration studies of existing data in the permit began during the quarter.

Bass Basin
T/37P Bass Basin – Tasmania (50% interest)
Operator: Cue Energy Resources Limited

Processing of the 3000 km of new 2D seismic data has been completed and interpretation of the data has begun.

T/38P Bass Basin – Tasmania (50% interest)
Operator: Cue Energy Resources Limited

Processing of the 660 km of new 2D seismic data has been completed and interpretation of the data has begun.

Beach Petroleum expects to begin drilling the Spikey Beach -1 farmin well in early November, 2008.

By Order of the Board



Andrew Knox
Public Officer

Various statements in this report constitute statements relating to intentions, future acts and events. Such statements are generally classified as forward looking statements and involve know risks expectations, uncertainties and other important factors that could cause those future acts, events and circumstances to differ from the way or manner in which they are expressly or impliedly portrayed herein.

Some of the more important of these risks, expectations and uncertainties are pricing and production levels from the properties in which the Company has interests, and the extent of the recoverable reserves at those properties. In addition, the Company has a large number of exploration permits. Exploration for oil and gas is expensive, speculative and subject to a wide range of risks. Individual investors should consider these matters in light of their personal circumstances (including financial and taxation affairs) and seek professional advice from their accountant, lawyer or other professional adviser as to the suitability for them of an investment in the Company.

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

Cue Energy Resources Limited

ABN

45 066 383 971

Quarter ended ("current quarter")

30 September 2008

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date 3 months $A'000
1.1	Receipts from product sales and related debtors	15,447	15,447
1.2	Payments for (a) exploration and evaluation (refer 2.2)	(7,941)	(7,941)
	(b) development	(5,915)	(5,915)
	(c) production	(2,386)	(2,386)
	(d) administration	(576)	(576)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	91	91
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	(777)	(777)
1.7	Other (loan drawdown, refer 3.1 (i))	2,536	2,536
	Net Operating Cash Flows	479	479
	Cash flows related to investing activities		
1.8	Payment for purchases of:		
	(a) prospects	-	-
	(b) equity investments	-	-
	(c) other fixed assets	(1)	(1)
1.9	Proceeds from sale of:		
	(a) prospects	-	-
	(b) equity investments	-	-
	(c) other fixed assets	-	-
1.10	Loans to other entities	-	-
1.11	Loans repaid by other entities	-	-
1.12	Other (provide details if material)	-	-
	Net investing cash flows	(1)	(1)
1.13	Total operating and investing cash flows (carried forward)	478	478

1.13	Total operating and investing cash flows (brought forward)	478	478
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	-	-
1.15	Proceeds from sale of forfeited shares	-	-
1.16	Proceeds from borrowings	-	-
1.17	Repayment of borrowings	-	-
1.18	Dividends paid	-	-
1.19	Share Issue Costs	-	-
	Net financing cash flows	-	-
	Net increase (decrease) in cash held	478	478
1.20	Cash at beginning of quarter/year to date	14,761	14,761
1.21	Exchange rate adjustments to item 1.20	2,220	2,220
1.22	**Cash at end of quarter**	17,459	17,459

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	33
1.24	Aggregate amount of loans to the parties included in item 1.10	-

1.25 Explanation necessary for an understanding of the transactions

Directors fees

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

-

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities (i)	25,000	17,681
3.2	Credit standby arrangements	-	-

(i) Project finance for the Maari oil field development in the Taranaki Basin, New Zealand. The facility is for US$20M with BOS International (Australia) Limited, a part of the Bank of Scotland's global oil and gas business.

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	2,629
4.2	Development	8,828
	Total	**11,457**

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	19	1
5.2	Deposits at call	17,440	14,760
5.3	Bank overdraft	-	-
5.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	17,459	14,761

Changes in interests in mining tenements

	Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1 Interests in mining tenements relinquished, reduced or lapsed	-	-	-	-
6.2 Interests in mining tenements acquired or increased	PEP38494	Working	-	20%

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*	-	-	-	-
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions	- -	- -	- -	- -
7.3	**+Ordinary securities**	628,239,007	628,239,007	-	-
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	- -	- -	- -	- -
7.5	**+Convertible debt securities** *(description)*	-	-	-	-
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted	- -	- -	- -	- -
7.7	**Options** *(description and conversion factor)*	1,000,000 1,033,336 1,033,332 1,033,435	-	*Exercise Price* 35 cents 20 cents 22.5 cents 25 cents	*Expiry* 01/06/10 19/04/12 19/04/12 19/04/12
7.8	Issued during quarter	-	-	-	-
7.9	Exercised during quarter	-	-	-	-
7.10	Expired during quarter	-	-	-	-
7.11	**Debentures** *(totals only)*	-	-		
7.12	**Unsecured notes** *(totals only)*	-	-		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .... Date: 20 October 2008
Public Officer

Print name: Andrew Knox

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

APPENDIX A

QUARTERLY REPORT OF CONSOLIDATED CASHFLOWS - QUARTER ENDED 30 SEPTEMBER 2008

Amended List of Mining Tenements

PERMIT	OPERATOR	CUE INTEREST (%)
Petroleum Properties		
Indonesia		
(i)Sampang PSC	Santos (Sampang) Pty Ltd	15.00
Papua New Guinea		
PPL 190	Oil Search Limited	10.947
PDL 3	Barracuda Pty Ltd	5.568892
PRL 9	" " "	14.894
SE Gobe Field Unit	Oil Search (PNG) Limited	3.285646
PRL 8	Oil Search Limited	10.72
Australia		
T/37P	Cue Energy Resources Limited	50.00
(ii)T/38P	Cue Energy Resources Limited	50.00
WA-359-P	MEO Australia Limited	20.00
WA-360-P	MEO Australia Limited	20.00
WA-361-P	MEO Australia Limited	15.00
WA-389-P	Cue Energy Resources Limited	100.00
WA-409-P	Cue Energy Resources Limited	50.00
AC/RL7	Coogee Resources Limited	20.00
New Zealand		
PEP 38413	OMV New Zealand Limited	5.00
PMP 38160	OMV New Zealand Limited	5.00
PEP 38494	Todd Exploration Limited	20.00
(i)Economic interest in the Jeruk field		8.181818
(ii)Working interest in Spikey Beach block		10.00

END